UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bravo Brio Restaurant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10567B109

(CUSIP Number)

September 8, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages.)

CUSIP No. 10567B109

SCHEDULE 13G/A

1	Name of Reporting Person TAC Capital LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,939,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,939,450
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,450
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.3% (1)
12	Type of Reporting Person OO

(1)	Based on 14,582,512 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of August 3, 2016, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 3, 2016.

Page 2 of 9 Pages

CUSIP No. 10567B109

SCHEDULE 13G/A

1	Name of Reporting Person TAC Financial Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,939,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,939,450
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,450
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.3% (1)
12	Type of Reporting Person CO

(1)	Based on 14,582,512 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of August 3, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on August 3, 2016.

Page 3 of 9 Pages

CUSIP No. 10567B109

SCHEDULE 13G/A

1	Name of Reporting Person The Adam Corporation/Group
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,939,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,939,450
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,450
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.3% (1)
12	Type of Reporting Person CO

(1)	Based on 14,582,512 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of August 3, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on August 3, 2016.

Page 4 of 9 Pages

CUSIP No. 10567B109

SCHEDULE 13G/A

1	Name of Reporting Person Donald A. Adam
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,939,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,939,450
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,450
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.3% (1)
12	Type of Reporting Person IN

(1)	Based on 14,582,512 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of August 3, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on August 3, 2016.

Page 5 of 9 Pages

CUSIP No. 10567B109

SCHEDULE 13G/A

Item 1.	(a)	Name of Issuer:
Bravo Brio Restaurant Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
777 Goodale Boulevard, Suite 100
Columbus, Ohio 43212

Item 2.	(a)	Name of Person Filing:

		(i)	TAC Capital LLC

		(ii)	TAC Financial Corporation

		(iii)	The Adam Corporation/Group

		(iv)	Donald A. Adam

	(b)	Address of Principal Business Officer or, if none, Residence:

		(i)	TAC Capital LLC
One Momentum Blvd., Suite 1000
College Station, TX 77845

		(ii)	TAC Financial Corporation
One Momentum Blvd., Suite 1000
College Station, TX 77845

		(iii)	The Adam Corporation/Group
One Momentum Blvd., Suite 1000
College Station, TX 77845

		(iv)	Donald A. Adam
One Momentum Blvd., Suite 1000
College Station, TX 77845

	(c)	Citizenship:

		(i)	TAC Capital LLC is a Delaware limited liability company.

		(ii)	TAC Financial Corporation is a Delaware corporation.

		(iii)	The Adam Corporation/Group is a Texas corporation.

		(iv)	Donald A. Adam is a citizen of the United States of America.

	(d)	Title of Class of Securities:
Common Shares, no par value per share

	(e)	CUSIP Number:
10567B109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 6 of 9 Pages

CUSIP No. 10567B109

SCHEDULE 13G/A

Item 4.	Ownership

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed by TAC Capital, LLC, a Delaware limited liability company (“TAC Capital”), TAC Financial Corporation, a Delaware corporation and the sole member of TAC Capital (“TAC Financial”), The Adam Corporation/Group, a Texas corporation and the sole shareholder of TAC Financial (“TAC/G”), and Donald A. Adam, a citizen of the United States of America and the sole shareholder of TAC/G (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). By virtue of the relationship described in the foregoing sentence, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. Each of the Reporting Persons disclaim beneficial ownership of the reported shares in excess of such Reporting Person’s pecuniary interest in the shares. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

As of the close of business on September 8, 2016:

	(i)	TAC Capital LLC

		a.	Amount beneficially owned: 1,939,450

		b.	Percent of class: 13.3%

		c.	Number of shares as to which the person has:

			i.	Sole power to vote or direct the vote: 0

			ii.	Shared power to vote or to direct the vote: 1,939,450

			iii.	Sole power to dispose or to direct the disposition of: 0

			iv.	Shared power to dispose or to direct the disposition of: 1,939,450

	(ii)	TAC Financial Corporation

		a.	Amount beneficially owned: 1,939,450

		b.	Percent of class: 13.3%

		c.	Number of shares as to which the person has:

			i.	Sole power to vote or direct the vote: 0

			ii.	Shared power to vote or to direct the vote: 1,939,450

			iii.	Sole power to dispose or to direct the disposition of: 0

			iv.	Shared power to dispose or to direct the disposition of: 1,939,450

	(iii)	The Adam Corporation/Group

		a.	Amount beneficially owned: 1,939,450

		b.	Percent of class: 13.3%

		c.	Number of shares as to which the person has:

			i.	Sole power to vote or direct the vote: 0

			ii.	Shared power to vote or to direct the vote: 1,939,450

			iii.	Sole power to dispose or to direct the disposition of: 0

			iv.	Shared power to dispose or to direct the disposition of: 1,939,450

	(iv)	Donald A. Adam

		a.	Amount beneficially owned: 1,939,450

		b.	Percent of class: 13.3%

		c.	Number of shares as to which the person has:

			i.	Sole power to vote or direct the vote: 0

			ii.	Shared power to vote or to direct the vote: 1,939,450

			iii.	Sole power to dispose or to direct the disposition of: 0

			iv.	Shared power to dispose or to direct the disposition of: 1,939,450

Page 7 of 9 Pages

CUSIP No. 10567B109

SCHEDULE 13G/A

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2016

TAC CAPITAL LLC

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

TAC FINANCIAL CORPORATION

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

THE ADAM CORPORATION/GROUP

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: President

DONALD A. ADAM

/s/ Donald A. Adam

Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 26, 2016, by and among TAC Capital LLC, TAC Financial Corporation, The Adam Corporation/Group and Donald A. Adam.*

*	Previously filed with the SEC on July 27, 2016.